

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

February 20, 2020

Via Email

Paul Cooper
Chief Executive Officer
GTJ REIT, Inc.
60 Hempstead Avenue, Suite 718
West Hempstead, New York 11552

> **Re:** **GTJ REIT, Inc.**
> **Schedule TO-I filed on February 13, 2020**
> **File No. 005-84045**

Dear Mr. Cooper:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit (a)(1)(i) – Offer to Purchase

General

1. We note that throughout the Offer to Purchase, you refer to the aggregate maximum purchase price as $5 million. However, as you note in the "Transaction Valuation" column of the table calculating the filing fee in the Schedule TO-I, the aggregate maximum purchase price to be paid for 425,531 shares in the Offer, based upon a price

per share of $11.75, is $4,999,989.25.  Please revise your disclosures throughout the Offer to Purchase to reflect the aggregate maximum purchase price set forth in the "Transaction Valuation" column of the table calculating the filing fee in the Schedule TO-I.

Summary Term Sheet, pages 5-13

2.  We note that on page 6 of the Offer to Purchase, you refer to the calculation of the Estimated NAV per Share set forth in "the Company's Current Report on Form 8-K filed with the SEC on March 20, 2019."  We note, however, that although the Form 8-K discloses that the Board approved such Estimated NAV per Share calculation on March 20, 2019, the Form 8-K itself was not filed until March 22, 2019.  Please revise this disclosure to reflect the correct filing date of the Form 8-K.

Withdrawal Rights, page 17

3.  We note your statement that "if we have not accepted your tendered Shares for payment by April 10, 2019, the 40th business day following the commencement of this Offer, you may thereafter withdraw your tendered Shares after April 10, 2019."  We further note, however, that on page 1 of the Offer to Purchase you state that withdrawal rights will expire on March 18, 2020 and on page 8 you state that you can withdraw tendered Shares at any time after March 18, 2020 if the Company has not agreed to accept such Shares for payment.  Please revise the Offer to Purchase to conform these latter two statements to the description of the withdrawal rights set forth on page 17 of the Offer to Purchase.

Conditions of this Offer; Extension of the Tender Offer; Termination; Amendment, pages 26-28

4.  You have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market."  Please revise to explain what would be considered a limitation on prices for securities on any U.S. national securities exchange or in the over-the-counter market.  Please also make any conforming changes to the description of the same condition on page 11 of the Offer to Purchase.

5.  You have included a condition that will be triggered by the "the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States" without any materiality qualifier on the gravity of such an event and without limiting the event to one directly involving the United States. Therefore, if any event anywhere in the world "triggers" this condition while the Offer is pending, you must promptly amend the offer materials to advise stockholders whether you will waive the condition, or assert it and terminate the Offer.  Depending on the timing of this event and your revised disclosure, you may also be required to extend the Offer.  Please confirm your understanding in your response letter. Alternatively, please amend the condition to more

narrowly tailor it.  Please also make any conforming changes to the description of the same condition on page 11 of the Offer to Purchase.

6.  We note the reference to "the MacKenzie Offer" on page 27 of the Offer to Purchase. Please explain, with a view towards revising the disclosure, if applicable, whether you are aware of another tender offer being conducted currently, either by MacKenzie or any other party.  Our understanding from the disclosure earlier in the Offer to Purchase is that MacKenzie conducted offers for these Shares in the past.

7.  We note the following statement: "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion."  The Offer may not be terminated at any time for any reason, such as the action or inaction by the Company, without the Offer potentially constituting an illusory offer in contravention of Section 14(e).  Please revise this language to make clear that the Company may only terminate the Offer pursuant to objectively determinable offer conditions described in the offer materials.  Please also make any conforming changes to the similar language on page 26 of the Offer to Purchase.

8.  We note the following statement: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time."  This statement suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without you making a disclosure.  As stated elsewhere in the Offer to Purchase, however, you must amend the Offer to disclose material changes including the "triggering" of a material Offer condition.  To the extent you become aware of any condition being "triggered" that would enable you to terminate the Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer anyway, we view that decision as being tantamount to a waiver of the condition.  If a material condition is waived, a material change has occurred to the Offer.  Please revise this disclosure to correct this inconsistency with respect to your stated understanding of your planned treatment of material changes.

9.  We note the following statement: "Any determination by us concerning the events described above will be final and binding on all parties."  Please revise this statement to include a qualifier indicating that Holders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Miscellaneous, page 29

10.  We note the following statement: "This Offer is not being made to, nor will tenders be accepted from or on behalf of, Holders in any jurisdiction in which the making of this

Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction." While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered Shares will not be accepted from all stockholders. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states to conform to the regulatory text in Rule 13e-4(f)(9)(ii).

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We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Tonya Mitchem Grindon, Esq. (via email)
Nathanael P. Kibler, Esq. (via email)
Baker Donelson Bearman Caldwell & Berkowitz, PC